UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 4

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAGGER DAVE’S BURGER TAVERN, INC.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

Bagger Dave’s Burger Tavern, Inc.

(Name of Person Filing Statement)

056646-102

(CUSIP Number of Class of Securities)

T. Michael Ansley

Bagger Dave’s Burger Tavern, Inc.

807 W. Front Street

Traverse City, Michigan 49684

(231) 486-0527

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$7,750	$1.00

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $7,750 by the Issuer in lieu of fractional shares immediately following a 1-for-400 reverse stock split to holders of fewer than 400 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.31 per pre-split share and approximately 25,000 pre-split shares, the estimated aggregate number of shares held by such holders.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by .0001159.
[ ]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

INTRODUCTION

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Bagger Dave’s Burger Tavern, Inc. (the “Company”) and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on November 13, 2017 (as amended, the “Transaction Statement”).

The Transaction Statement relates to the adoption of amendments to the Company’s Articles of Incorporation, by majority written consent in lieu of a meeting of the shareholders, which amendments authorize the officers of the Company to effect a 400 to one reverse split followed immediately by a one to 400 forward split.

The Company previously filed a preliminary information statement under Regulation 14C of the Securities Exchange Act of 1934, as amended, relating to the adoption of the Amendments and the authorization of the Reverse/Forward Split. The Company has also filed a definitive information statement under Regulation 14C with the SEC (the “Information Statement”) and a copy of the Information Statement is incorporated by reference herein as Exhibit (a)(1). Except as described, no other changes have been made to the original filing.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement.

At this time, all authorizations have been obtained and finalized and the distributions are in process.

Item 16. Exhibits

No.	Description

(a) (1)	Definitive Information Statement of Bagger Dave’s Burger Tavern, Inc. (incorporated herein by reference to the Company’s Information Statement filed with the SEC on November 13, 2017)

(a)(2)	The Company’s annual report on Form 10-K for the period ending December 25, 2016, which is incorporated herein by reference.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	The information set forth in the information statement under the captions “Summary Term Sheet and “Dissenters Rights” is incorporated by reference

(g)	Not applicable

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SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAGGER DAVE’S BURGER TAVERN, INC.

By:	/s/ T. Michael Ansley
T. Michael Ansley
Title:	President and Chairman

Dated: April 5, 2018

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EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on November 13, 2017 and incorporated herein by reference).

(b)	The Company’s annual report on Form 10-K for the period ending December 25, 2016, as previously filed with the Securities and Exchange Commission.

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